August 1, 2025

William B. Horne
Chief Executive Officer
Hyperscale Data, Inc.
11411 Southern Highlands Parkway, Suite 190
Las Vegas, NV 89141

       Re: Hyperscale Data, Inc.
           Registration Statement on Form S-3
           Filed July 18, 2025
           File No. 333-288778
Dear William B. Horne:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that the aggregate market value of your common equity held by non-
       affiliates during the 60 days prior to July 18, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General
       Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General
       Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.
 August 1, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Kenneth Schlesinger, Esq.